VICTORY ELECTRONIC CIGARETTES CORPORATION
1880 Airport Drive, Ball Ground,
Georgia 30107

August 21, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Max A. Webb,
Assistant Director

Dear Sirs/Mesdames:

RE:	Victory Electronic Cigarettes Corporation
Form 8-K
Filed June 28, 2013
File No. 000-52745

Victory Electronic Cigarettes Corporation (the “Company”, “we”, “us”, or “our”) writes in response to your letter of July 24, 2013 to Brent Willis, Chief Executive Officer of our company with respect to the Form 8-K filed on June 28, 2013.  Our responses are numbered in a manner that corresponds with your comments. We have also filed a blackline, which shows the changes to the Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

Closing of the Amended Exchange Agreement, page 1

1.
We note your disclosure in the second paragraph that you acquired all 50,000 issued and outstanding shares of common stock of VEC in exchange for 32,500,000 shares of your common stock. Please revise to disclose the aggregate value of the shares that you exchanged and discuss how this aggregate value was determined. Refer to Item 2.01(d) of Form 8-K.

Response:  We have revised the disclosure to disclose the aggregate value of the shares we exchange and how this aggregate value was determined.

Name Change to Victory Electronic Cigarettes Corporation, page 3

2.	We note that you changed your name to Victory Electronic Cigarettes Corporation on July 15, 2013. Please revise this section and the report throughout as applicable.

Response:  We have revised the report to reflect the change in our name.

Description of Business, page 3

Principal Products, page 4

3.
We note your disclosure in the first paragraph that your company offers smokers a “cleaner and healthier” alternative to traditional cigarettes. We also note that the U.S. Food and Drug Administration has stated that the safety and efficacy of e-cigarettes has not been fully studied and that consumers of e-cigarette products currently have no way of knowing whether e-cigarettes are safe for their intended use or whether potentially harmful chemicals are being inhaled during their use. Please revise this report throughout to remove any references to your products being safer, cleaner or healthier in comparison to traditional cigarettes or, alternatively, revise to indicate that these statements represent your beliefs and state the basis for each such belief.

Response:  We have revised the disclosure to state that it is our belief that our products are safer, cleaner, and healthier in comparison to traditional cigarettes and clarified that the reasons listed in that paragraph are the basis for our belief.

4.
We note your disclosure in the first paragraph that “[you] provide consumers an opportunity to smoke anytime, anywhere, without the social stigmas increasingly associated with cigarettes.” We also note that certain cities, businesses and providers of transportation have banned the use of e-cigarettes. In light of such bans, please reconcile your disclosure here and revise the report throughout as applicable.

Response:  We have removed the words “anytime, anywhere” from the report.

5.
We note your disclosure in the fourth paragraph that your products are “more convenient and cheaper than traditional cigarettes.” We also note your disclosure in the last paragraph of the Our Market section on page 4 that “[e]lectronic cigarettes are also an affordable alternative to regular cigarettes and represent about a 30% discount to traditional tobacco.” Please delete these disclosures or provide us with objective substantiation for each claim.

Response:  We have deleted this disclosure.

6.
We note that your products appear to include a micro kit, Mega E Starter kit, refills, batteries, chargers and carrying cases. Please revise this section to disclose in greater detail your principle products and their pricing. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response:  We have provided additional disclosure regarding our products.

7.
We note that your company offers memberships to customers which provide special pricing opportunities to such member. Please tell us in further detail the nature of these memberships that are offered and how the memberships are accounted for.

Response:  We have provided additional disclosure regarding our memberships.

Operations, page 4

8.
We note that you purchase the electronic cigarettes and all related components from suppliers in the People’s Republic of China. However, per your website, you state “[f]or the past 4 years Victory E-Cigarettes has been product testing and researching the possibility of a tar-free alternative to smoking traditional cigarettes and is currently manufacturing a ground breaking electronic smoking device.” Please reconcile these statements and advise.

Response:  We have revised our website to remove any reference to us manufacturing our products.

Our Market, page 4

9.
We note your disclosure in this section regarding the growth of the global e-cigarette market over the next ten years and the annual doubling of the U.S. e-cigarette market. Please revise to add balancing language that there is no guarantee that the global or U.S. e-cigarette markets will grow as anticipated.

Response:  We have revised the disclosure to add the balancing language requested.

10.	Please revise to disclose the percentage of your market that is outside the U.S.

Response:  We have revised the disclosure to provide the percentage of our market that is outside the US.

11.	We note your disclosure that “99% of all electronic cigarette users are people trying to switch from regular cigarettes.” Please provide us with the source for this disclosure.

Response: We have revised the disclosure to indicate that it is our belief that the vast majority of electronic cigarette users are people trying to switch from regular cigarettes.

Sources and availability of Products and the names of Principal Suppliers, page 6

12.
We note your disclosure in the last sentence of this section that you have “some of the fastest on-time/as-ordered delivery metrics in the industry, with some of the highest product quality in the industry” and in the first sentence of the “Dependence on one or a few major customers” section on page 6 that “[you] have one of the most diversified customer bases in the industry.” Please either remove or provide us with objective substantiation for these statements.

Response:  We have removed the disclosure regarding that we have “some of the fastest on time/as ordered delivery metrics in the industry, with some of the highest product quality in the industry.” We have clarified that we rely on a few major distributors but we have a diversified customer base (i.e. the end user of our products).

FDA Regulation, page 6

13.
Please disclose, if true, that the U.S. Food and Drug Administration has stated that the safety and efficacy of e-cigarettes has not been fully studied and that consumers of e-cigarette products currently have no way of knowing whether e-cigarettes are safe for their intended use, whether potentially harmful chemicals are being inhaled during their use, or if there are any benefits associated with using these products.

Response:  We have added the requested disclosure.

14.
We note your disclosure in the last two paragraphs that your products could be subject to substantial governmental regulation by the FDA as either a tobacco product or as a drug and/or medical device. Please revise the last two paragraphs to disclose the anticipated timing and costs associated with obtaining the necessary FDA approvals for your products under each regulatory approach. To the extent that you do not have the financial resources to pursue and obtain these approvals, please revise to disclose this fact. Please also revise the second to last risk factor on page 10 accordingly.

Response:  We have added the requested disclosure.

Risk Factors, page 8

15.
We note that you have deferred compensation liabilities of $350,003 as of March 31, 2013 as disclosed on page 2 of Exhibit 99.4. Please revise to include a risk factor discussing these deferred compensation liabilities and any associated risks.

Response:  As of the date of this response letter, we have paid all deferred compensation and as such, we do not believe there are any risks associated with the deferred compensation liabilities.

16.
We note that you have related party loans of $1,157,181 as of March 31, 2013 as disclosed on page 2 of Exhibit 99.4. Please revise to include a risk factor discussing these related party loans and any associated risks.

Response:  We have included a risk factor discussing these related party loans and any associated risks.

If we do not obtain additional financing, page 8

17.
We note your disclosure that you will require “significant additional funds to execute and grow [your] business.” Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, additional financing requirements which are necessary to implement your business plan and to maintain your business and current operations. Please also revise the Liquidity and Capital Resources section on page 21 accordingly.

Response:  We have revised the disclosure to include our anticipated expenses for the next 12 months. We note that we did not quantify our expenses for the long term (i.e. greater than 12 months). We believe that our expenses will increase in the long-term as we anticipate our business will grow. We are unable to quantify those increases due to uncertainty with future expenses, such as increased costs associated with our growth and the cost of complying with governmental regulations. We have provided disclosure regarding this uncertainty.

18.
We note your disclosure in the last sentence that you will “incur significant legal and accounting costs necessary to maintain a public corporation.” Please move this disclosure to a separate risk factor, with its own subheading, and quantify the anticipated costs of being a public company on an annual basis.

Response:  We have provided a separate risk factor.

We cannot offer any assurance as to our future financial results, page 8

19.
Please revise to disclose your net losses in your most recent interim and audit periods. Please also do not use the phrase “operate in a profitable manner” for an entity which is currently not profitable. Please revise to clarify that you are attempting to achieve profitability.

Response:  We have revised the language to clarify that we are attempting to achieve profitability.

Trends, Risks and Uncertainties, page 19

20.
We note your disclosure in the first sentence that you can’t “guarantee that [you] have identified all possible risks that might arise.” This section should not reference unknown or immaterial risks. Please revise accordingly.

Response:  We have deleted this section.

Management’s Discussion and Analysis of Financial Condition , page 19

Results of Operations, page 20

21.
Please revise to quantify and discuss the underlying drivers behind the changes in sales and costs of goods sold. If two or more factors drove the change, please revise to quantify each factor separately. Additionally, please revise to discuss the impact of changes in price and or volume on sales and costs of goods sold.

Response:  We have revised the disclosure to provide the underlying drivers behind the changes in sales and costs of goods sold and the impact of the changes in price and or volume on sales and costs of goods sold.

Liquidity and Capital Resources, page 21

Operating Activities, page 21

22.	The amounts in the narrative discussion of cash flows related to the three months ended March 31, 2013 do not agree to the amounts for the same period in the table above. Please revise accordingly.

Response:  We have revised the narrative discussion.

Directors, Executive Officers and Control Persons, page 24

Business Experience, page 24

23.
Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response:  We have revised this section to briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director.

Executive Compensation, page 26

Summary Compensation, page 26

24.
We note for Messrs. Willis and Hardgrove that you have disclosed certain amounts for 2012 in the “Nonqualified Deferred Compensation Earnings” column. Please advise why such amounts have been disclosed in this column. It appears that, based on footnotes 3 and 4, such amounts should have been disclosed in the “Salary” or “All Other Compensation” columns with appropriate footnote disclosure.

Response:  We have revised the table.

Certain Relationships and Related Party Transactions, page 30

Transactions with Related Persons, Promoters, and Certain Control Persons, page 30

25.
Please refer to the third paragraph and first bullet point thereof. We note that you have related party loans of $1,157,181 as of March 31, 2013. Please revise to clarify whether these loans are due on demand.

Response:  We have revised the disclosure.

Item 4.1 Change In Registrant’s Certifying Accountant, page 36

26.
We note that as of July 17, 2013, Accell LLP does not appear on the list of accounting firms registered with the Public Accounting Oversight Board (“PCAOB”). Please revise your disclosure so that it reflects the name of the firm as registered with the PCAOB.

Response:  We have revised the disclosure.

Item 9.01 Financial Statements and Exhibits, page 38

Exhibits, page 39

27.
We note that you have related party loans of $1,157,181 as of March 31, 2013 as disclosed on page 2 of Exhibit 99.4. Please file any agreements governing these related party loans as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  We have filed the agreements.

Exhibit 99.3

Independent Auditors Report, page 2

28.	Please revise to state that the audits were conducted in accordance with in the standards of the Public Company Accounting Oversight Board.

Response:  We have revised the auditor’s report.

Statements of Cash Flows, page 5 and 6

29.
We note your classification of $580,953 and $453,311 increase in due to related parties as cash flows from operating activities for the year ended December 31, 2012 and the quarter ended March 31, 2013, respectively. Please tell us your basis in the accounting literature for this classification as opposed to classification as financing inflows. Refer to ASC 230-10-45-14.

Response: We have reclassified these amounts as cash flow from financing. We have revised Exhibit 99.3 accordingly. Certain reclassifications have been made to the March 31, 2013 and December 31, 2012 financial statements to conform to the June 30, 2013 presentation.  In addition, in accordance with the U.S. Securities and Exchange Commission, Codification of Staff Accounting Bulletins, Topic 4: Equity Accounts, in the Company’s March 31, 2013 financial statements, the December 31, 2012 equity was given retroactive effect to conform to the new reporting entity’s capital structure.

Exhibit 99.4

Balance Sheets, page 3

30.	We note two lines items titled “Revolving Credit Lines,” please clarify for us the distinction between the two line items.

Response:  The line item for 2012 related to credit card balances and the line item for March 2013 related to a line of credit from Teckmine Industries, Inc. to Victory Electronic Cigarettes LLC in the amount of $200,000.

31.	Please tell us and revise to disclose the nature of the deposit of $100,000.

Response:  Because of increased activity related to an online marketing program our credit card processor required a deposit to cover any anticipated losses. Subsequently this deposit has been returned to us. We have revised Exhibit 99.4.

Statement of Operations, page 4

32.	Please tell us and revise to disclose the nature of other income of $30,135.

Response:  We have revised Exhibit 99.4 to include the “other income” in retail and wholesale revenues. Our new chief financial officer has reviewed the original classification of the other income and determined that it should properly be classified in retail and wholesale revenues.

The Company acknowledges that:

(a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Victor Dudas, at (604) 891-7786.

Yours truly,

/s/ Robert Hartford
Robert Hartford,
Chief Financial Officer